RODMAN & RENSHAW CAPITAL GROUP, INC.
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020

August 20, 2008

Mr. Mark Rakip, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Item 4.01 Form 8-K
Filed August 19, 2008
File No. 1-33737

Dear Mr. Rakip:

     Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated August 19, 2008 (the “Comment Letter”) regarding the above-referenced Form 8-K (the “Current Report”).

     For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above our response.

Form 8-K filed August 19, 2008

1.	We note your disclosure under Item 304(a)(l)(iv), related to disagreements, applies to the past two fiscal years and the interim period through June 30, 2008, but does not appear to address the subsequent interim period through the dismissal date of August 14, 2008 as is required under this rule. Please amend your Form 8-K filing in accordance with Item 304 of Regulation S-K to cover the subsequent interim period between June 30, 2008 and August 14, 2008.

We revised and filed an amendment to the Current Report to refer to the subsequent interim period between June 30, 2008 and August 14, 2008.

As requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ David Horin
David Horin Chief Financial Officer